FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐        No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐        No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

This report on Form 6-K is incorporated by reference into the prospectus contained in Amendment No. 4 to the Registration Statement on Form F-3 (Registration No. 333-117795) of Fomento Económico Mexicano, S.A. de C.V. filed with the Securities and Exchange Commission, or SEC, on April 29, 2005, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT

1. Operating and Financial Review and Prospects for the Three Months Ended March 31, 2005.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated balance sheets as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2004, 2003 and 2002 are included in our annual report on Form 20-F for the year ended December 31, 2004, filed with the SEC on April 8, 2005.

We publish our financial statements in Mexican pesos and prepare our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP. Mexican GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 26 and 27 to our audited consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity.

We have not presented a reconciliation to U.S. GAAP for the three months ended March 31, 2005 and 2004.

Unless otherwise specified, we have presented financial data as of March 31, 2005 and for the three months ended March 31, 2005 and March 31, 2004 in constant Mexican pesos at March 31, 2005.

This report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, these U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 11.171 to US$ 1.00, the exchange rate quoted by dealers to FEMSA for the settlement of obligations in foreign currencies on March 31, 2005. On March 31, 2005, the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York was Ps. 11.177 to US$ 1.00.

The terms “FEMSA,” “our company,” “we” and “our” are used in this report to refer to Fomento Económico Mexicano, S.A. de C.V., and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our subsidiary Coca-Cola FEMSA, S.A. de C.V. as “Coca-Cola FEMSA,” our subsidiary FEMSA Cerveza, S.A. de C.V. as “FEMSA Cerveza” and our subsidiary FEMSA Comercio, S.A. de C.V. as “FEMSA Comercio.” References herein to “U.S. dollars,” “US$” or “$” are to the lawful currency of the United States. References herein to “Mexican pesos” or “Ps.” are to the lawful currency of the United Mexican States, or Mexico.

2

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1	Operating and Financial Review and Prospects for the Three Months Ended March 31, 2005.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ FEDERICO REYES
	Name:	Federico Reyes
	Title:	Executive Vice President of Finance and Planning

Exhibit 1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

General

This report contains unaudited consolidated financial information under Mexican GAAP for the three months ended March 31, 2005 and 2004. This information should be read in conjunction with our audited consolidated balance sheets as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2004, 2003 and 2002, which are included in our annual report on Form 20-F for the year ended December 31, 2004, filed with the SEC on April 8, 2005.

Operating Results

The following table sets forth our unaudited consolidated income statement under Mexican GAAP for the three months ended March 31, 2005 and 2004:

	Three Months Ended March 31,
	2005		2004
	(in millions of constant Mexican pesos at March 31, 2005)
Net sales	Ps.	22,754	Ps.	21,304
Other operating revenues		104		81

Total revenues		22,858		21,385
Cost of sales		12,485		11,493

Gross profit		10,373		9,892

Operating expenses:
Administrative		1,624		1,616
Sales		6,033		5,619

Total operating expenses		7,657		7,235

Income from operations		2,716		2,657
Interest expense		(1,026)		(800)
Interest income		115		98

Interest expense, net		(911)		(702)
Foreign exchange gain		17		151
Gain on monetary position		310		516

Integral cost of financing		(584)		(35)

Other expenses, net		(153)		(153)

Income before taxes and employee profit sharing		1,979		2,469
Taxes and employee profit sharing		(874)		(1,067)

Consolidated net income	Ps.	1,105	Ps.	1,402

Net majority income		716		862
Net minority income		389		540

Consolidated net income	Ps.	1,105	Ps.	1,402

Ex 1-1

Operations Results by Segment

The following table sets forth certain operating results by segment under Mexican GAAP for each of our segments for the three months ended March 31, 2005 and 2004:

	Three Months Ended March 31,
	2005		2004
	(in millions of constant Mexican pesos at March 31, 2005, except for percentages)
Net sales
Coca-Cola FEMSA	Ps.	11,172	Ps.	10,995
FEMSA Cerveza		5,648		5,448
FEMSA Comercio		6,135		4,865
Total revenues
Coca-Cola FEMSA		11,230		11,069
FEMSA Cerveza		5,681		5,485
FEMSA Comercio		6,135		4,865
Cost of sales
Coca-Cola FEMSA		5,881		5,765
FEMSA Cerveza		2,385		2,386
FEMSA Comercio		4,569		3,607
Gross profit
Coca-Cola FEMSA		5,349		5,304
FEMSA Cerveza		3,296		3,099
FEMSA Comercio		1,566		1,258
Income from operations (1)
Coca-Cola FEMSA		1,689		1,645
FEMSA Cerveza		797		740
FEMSA Comercio		170		147
Depreciation
Coca-Cola FEMSA(2)		305		328
FEMSA Cerveza		363		358
FEMSA Comercio		76		43
Gross margin(3)
Coca-Cola FEMSA		47.6%		47.9%
FEMSA Cerveza		58.0%		56.5%
FEMSA Comercio		25.5%		25.9%
Operating margin
Coca-Cola FEMSA		15.0%		14.9%
FEMSA Cerveza		14.0%		13.5%
FEMSA Comercio		2.8%		3.0%

(1)	After deduction of management fees paid to Grupo Industrial Emprex, S.A. de C.V., a direct subsidiary of FEMSA (and to Labatt in the case of FEMSA Cerveza until July 2004).
(2)	Includes breakage of bottles of Coca-Cola FEMSA.
(3)	Gross margin calculated with reference to total revenues.

Ex 1-2

Results of Operations for Three Months Ended March 31, 2005 as Compared to Three Months Ended March 31, 2004

FEMSA Consolidated

Total Revenues

Consolidated net sales increased 6.8% to Ps. 22.754 billion in the first quarter of 2005 compared to Ps. 21.304 billion in the first quarter of 2004 and represented 99.5% of total revenues in the first quarter of 2005. Consolidated total revenues increased 6.9% to Ps. 22.858 billion in the first quarter of 2005 compared to Ps. 21.385 billion in the first quarter of 2004. Each of our operations – soft drinks, beer and retail – contributed positively to this increase. FEMSA Comercio was the largest contributor to consolidated total revenue growth in the first quarter of 2005, representing approximately 86% of the increase. During the first quarter of 2005, FEMSA Comercio’s total revenues increased 26.1% to Ps. 6.135 billion due in large part to the 666 net new Oxxo stores opened since the first quarter of 2004. Most of the remaining growth came from the 3.6% increase in total revenues at FEMSA Cerveza, reaching Ps. 5.681 billion, primarily due to a 4.2% increase in beer sales. Coca-Cola FEMSA contributed to a lesser extent with a 1.5% increase in total revenues, reaching Ps. 11.230 billion, in the first quarter of 2005.

Gross Profit

Consolidated cost of sales increased 8.6% to Ps. 12.485 billion in the first quarter of 2005 compared to Ps. 11.493 billion in the first quarter of 2004. Approximately 97% of this increase resulted from FEMSA Comercio and its Oxxo store expansion. Consolidated gross profit increased 4.9% to Ps. 10.373 billion in the first quarter of 2005 compared to Ps. 9.892 billion in the first quarter of 2004, resulting in a gross margin decline of 0.9 percentage points to 45.4% of total revenues. The gross margin contraction experienced in the quarter primarily resulted from a 0.3 percentage points gross margin contraction at Coca-Cola FEMSA, mainly due to higher resin costs for plastic bottles, and from the increased contribution of the lower margin Oxxo retail operations to our consolidated results. Offsetting the contraction was the 1.5 percentage points gross margin improvement at FEMSA Cerveza to reach 58.0% of total revenues in the quarter.

Income from Operations

Consolidated operating expenses increased 5.8% to Ps. 7.657 billion in the first quarter of 2005 compared to Ps. 7.235 billion in the first quarter of 2004, with approximately 69% of this increase resulting from an increase in operating expenses at FEMSA Comercio due to the increased number of Oxxo stores, and most of the remaining amount attributable to FEMSA Cerveza. As a percentage of total revenues, consolidated operating expenses declined to 33.5% in the first quarter of 2005 as compared to 33.9% in the first quarter of 2004.

Consolidated income from operations increased 2.2% to Ps. 2.716 billion in the first quarter of 2005 compared to Ps. 2.657 billion in the first quarter of 2004. Approximately 75% of this increase resulted from Coca-Cola FEMSA with the remaining increase attributable to FEMSA Comercio and FEMSA Cerveza. Consolidated operating margin decreased 0.5 percentage points to 11.9% in the first quarter of 2005. The decrease in operating margin was primarily attributable to the increased contribution of the lower margin Oxxo retail operations to our consolidated results and an operating margin contraction at FEMSA Cerveza. Offsetting this decrease was a slight improvement in the operating margin at Coca-Cola FEMSA, reflecting improvements in territories outside of Mexico.

Coca-Cola FEMSA

Total Revenues

Net sales increased 1.6% to Ps. 11.172 billion in the first quarter of 2005 compared to Ps. 10.995 billion in the first quarter of 2004 and represented 99.5% of total revenues for the first quarter of 2005. Total revenues increased 1.5% to Ps. 11.230 billion in the first quarter of 2005 compared to Ps. 11.069 billion in the first quarter of 2004. Total revenue growth resulted from revenue increases in Brazil, Argentina, Colombia and Venezuela, which exceeded revenue declines in Mexico and Central America.

Sales volume reached 446.8 million unit cases in the first quarter of 2005, an increase of 1.4% compared to 440.8 million unit cases in the first quarter of 2004. Sales volume growth in Brazil, Argentina and Colombia exceeded sales volume declines in Mexico, Venezuela and Central America. Carbonated soft drinks sales volume grew 2.0% in the first quarter of 2005, mainly driven by sales volume growth in Brazil.

Average price per unit case (calculated by dividing net sales by total sales volume) increased 0.2% to Ps. 25.00 from the first quarter of 2004, driven by lower prices for our products in Mexico and Central America.

Ex 1-3

Gross Profit

Cost of sales increased 2.0% to Ps. 5.881 billion in the first quarter of 2005 compared to Ps. 5.765 billion in the first quarter of 2004 due to an increase in raw material costs, in particular the cost of resin that is used to produce plastic bottles. As a percentage of total revenues, cost of sales increased 0.3 percentage points, reaching 52.4% of total revenues. Gross profit in the first quarter of 2005 reached Ps. 5.349 billion, an increase of 0.8% compared to the first quarter of 2004. Gross margin decreased 0.3 percentage points from 47.9% in the first quarter of 2004 to 47.6% in the first quarter of 2005.

Income from Operations

Operating income in the first quarter of 2005 reached Ps. 1.689 billion, an increase of 2.7% from the first quarter of 2004, as a result of operating income increases in Brazil, Colombia, Argentina and Central America, which more than offset an operating income decline in Mexico and Venezuela. Operating margin was 15.0% of total revenues in the first quarter of 2005, an improvement of 0.1 percentage points as compared to the first quarter of 2004.

FEMSA Cerveza

Total Revenues

Net sales increased 3.7% to Ps. 5.648 billion in the first quarter of 2005 compared to Ps. 5.448 billion in the first quarter of 2004. Net sales, which include beer and packaging sales, represented 99.4% of total revenues. Total revenues increased 3.6% to Ps. 5.681 billion in the first quarter of 2005 compared to Ps. 5.485 billion in the first quarter of 2004. This increase was due to a 4.2% growth in beer sales, resulting from a 3.1% increase in total beer sales volume and higher export sale prices as explained below, which were partially offset by a 1.6% decrease in domestic real prices per hectoliter and a 5.6% decline in export beer sales volume. Domestic real prices per hectoliter, while down from the first quarter of 2004, increased 0.8% in real terms from the fourth quarter of 2004, as we began to implement price increases by package, brand and point of sale.

Domestic beer sales volume increased 4.0% to 5.325 million hectoliters in the first quarter of 2005 compared to 5.122 million hectoliters in the first quarter of 2004. The increase in domestic beer sales volume resulted from increased sales throughout most of Mexico led by our Sol, Tecate Light and Indio brands, and to a lesser extent, to favorable demand due to the occurrence of holy week in the month of March during 2005.

Export beer sales volume decreased 5.6% to 0.453 million hectoliters in the first quarter of 2005 compared to 0.480 million hectoliters in the first quarter of 2004, primarily due to (1) a moderate inventory buildup in the fourth quarter of 2004 related to the end of our agreement with our former U.S. importer and (2) the 32.8% volume growth achieved in the first quarter of 2004, which created a difficult basis of comparison. For example, average export beer sales volume increased from the first quarter of 2003 to the first quarter of 2005 at a rate of approximately 13% per year. Our overall sales coverage improved in the first quarter of 2005, having a clear focus towards the on-premise segment and expanding our presence throughout the United States.

Until January 1, 2005, we were a party to an agreement with Labatt USA for the sale of our beer in the U.S. market. Under this agreement, we sold our beer to Labatt USA at a price that gave Labatt USA margin sufficient to cover most of the selling and marketing expenses for our brands in the U.S. market and, as 30% owners of Labatt USA, we received an equivalent proportion of Labatt USA’s profits as equity income. Beginning on January 1, 2005, our exports to the U.S. market are being made through a new commercial agreement with Heineken USA. Under this new agreement, we export our beer to the U.S. market at a higher price than under our previous arrangements with Labatt USA, and we pay a significant component of the selling and marketing expenses for our brands in the U.S. market. We no longer have any equity participation in connection with our exports to the U.S. market.

Gross Profit

Cost of sales remained flat as compared to the first quarter of 2004 levels, reaching Ps. 2.385 billion in the first quarter of 2005 compared to Ps. 2.386 billion in the first quarter of 2004, due to an improvement in the cost per hectoliter. This improvement is a result of the net effect of significant operating efficiencies combined with the strengthening of the Mexican peso versus the U.S. dollar in real terms, which more than compensated for the price increases of certain important raw materials such as aluminum and energy. Gross profit increased 6.4% to Ps. 3.296 billion in the first quarter of 2005, resulting in a gross margin of 58.0% compared to 56.5% in the first quarter of 2004.

Ex 1-4

Income from Operations

Operating expenses increased 8.5% to Ps. 2.413 billion in the first quarter of 2005 compared to Ps. 2.223 billion in the first quarter of 2004, reaching 42.5% of total revenues, 2.0 percentage points higher than in the first quarter of 2004. Administrative expenses increased 4.5% to Ps. 696 million in the first quarter of 2005 compared to Ps. 666 million in the first quarter of 2004, primarily due to Enterprise Resource Planning related expenses and to a lesser extent the new arrangements for our exports to the U.S. market, pursuant to which we are responsible for a significant part of marketing expenses related to our brands. Selling expenses increased by 10.3% to Ps. 1.717 billion in the first quarter of 2005 compared to Ps. 1.557 billion in the first quarter of 2004, due to the new agreement for our exports to the U.S. market as mentioned above and to increased advertising expenditures for specific programs aimed at reinforcing our brands in the domestic market.

Income from operations (prior to deduction of management fees) increased 0.8% to Ps. 883 million in the first quarter of 2005 compared to Ps. 876 million in the first quarter of 2004. This slight increase reflects increased total revenues and a stable cost of sales that offset increased administrative and selling expenses in the quarter. Operating margin decreased 0.5 percentage points, from 15.5% of total revenues in the first quarter of 2005 to 16.0% of total revenues in the first quarter of 2004. Management fees amounted to Ps. 86 million in the first quarter of 2005 compared to Ps. 136 million in the first quarter of 2004, a reduction of 36.8%. Income from operations (after deduction of management fees) increased 7.7% to Ps. 797 million in the first quarter of 2005 compared to Ps. 740 million in the first quarter of 2004.

FEMSA Comercio

Total Revenues

Total revenues increased 26.1% to Ps. 6.135 billion in the first quarter of 2005 compared to Ps. 4.865 billion in the first quarter of 2004. The primary reason for the increase in total revenues was the opening of 97 net new Oxxo stores in the quarter and an increase of 666 net new Oxxo stores from the first quarter of 2004. As of March 31, 2005, FEMSA Comercio had a total of 3,563 Oxxo stores nationwide.

Oxxo same store sales increased by an average of 8.9% in the first quarter of 2005, reflecting an increase in store traffic of 7.3% and an increase in the average ticket of 1.6%. This increase reflects the rapid pace of expansion as well as stronger promotional activity and category management practices that are enabling FEMSA Comercio to improve the mix of products within each Oxxo store.

Gross Profit

Cost of sales increased 26.7% to Ps. 4.569 billion in the first quarter of 2005 compared to Ps. 3.607 billion in the first quarter of 2004, slightly greater than total revenue growth. As a result, gross profit reached Ps. 1.566 billion, a 24.5% increase from the first quarter of 2004, resulting in a gross margin of 25.5% in the first quarter of 2005 compared to a gross margin of 25.9% in the first quarter of 2004. The 0.4 percentage points decrease in gross margin resulted from a change in the intra-year calendarization of certain discounts and incentives received from suppliers in the first quarter of 2005 when compared to the same period of 2004.

Income from Operations

Operating expenses increased 27.0% to Ps. 1.374 billion in the first quarter of 2005 compared to Ps. 1.082 billion in the first quarter of 2004. Selling expenses increased 29.1% to Ps. 1.268 billion in the first quarter of 2005 compared to Ps. 982 million in the first quarter of 2004. This increase over total revenue growth was primarily due to (1) an increase in performance-based compensation relating to the robust sales growth and (2) an increase in the cost of electricity per store from the first quarter of 2004 levels. Administrative expenses increased 6.0% to Ps. 106 million in the first quarter of 2005 compared to Ps. 100 million in the first quarter of 2004, mainly due to an increase in expenses and amortization of investments that can no longer be capitalized associated with new information technology systems throughout the Oxxo chain. At 1.7% of total revenues, administrative expenses were 0.4 percentage points below the first quarter of 2004.

Income from operations (prior to deduction of management fees) increased 9.1% to Ps. 192 million compared to Ps. 176 million in the first quarter of 2004, resulting in a 0.5 percentage point decline in the operating margin, reaching 3.1% of total revenues in the first quarter of 2005. This decline resulted primarily from an increase in the cost of sales and selling expenses as a percentage of total revenues, which was partially offset by a more efficient use of administrative expenses. Management fees amounted to Ps. 22 million in the first quarter of 2005 compared to Ps. 29 million in the first quarter of 2004, a decline of 24.1%. Income from operations (after deduction of management fees) increased 15.6% to Ps. 170 million in the first quarter of 2005 compared to Ps. 147 million in the first quarter of 2004.

Ex 1-5

FEMSA Consolidated–Net Income

Integral Cost of Financing

Net interest expense reached Ps. 911 million in the first quarter of 2005 compared to Ps. 702 million in the first quarter of 2004, resulting primarily from debt incurred to finance the repurchase of 30% of FEMSA Cerveza in August 2004.

Foreign exchange gain amounted to Ps. 17 million in the first quarter of 2005 compared to Ps. 151 million in the first quarter of 2004. The significant decrease from our gain in the first quarter of 2004 resulted from the effect of fluctuations of the Mexican peso against the U.S. dollar on our net liabilities.

Monetary position gain amounted to Ps. 310 million in the first quarter of 2005 compared to Ps. 516 million in the first quarter of 2004. The significant decrease from our gain in the first quarter of 2004 resulted from a reduced inflationary impact on the higher net liabilities as compared to the first quarter of 2004.

Tax recognized in the first quarter of 2005 amounted to Ps. 874 million compared to Ps. 1,067 million in the first quarter of 2004, which includes income tax, tax on assets and employee profit sharing. Taxes were lower in the first quarter of 2005 due to lower taxable income and lower tax rates, which more than offset the effect of the additional one time charge in the amount of Ps. 85 million in connection with a payment of Ps. 118 million made in the first quarter of 2005 as the result of a review by the Mexican tax authorities of the payments made by Coca-Cola FEMSA in 2004 relating to the change in criteria for Coca-Cola FEMSA’s refrigeration equipment for tax purposes. The effective tax rate for the quarter was 44.2%.

Net Income

Net income decreased 21.2% to Ps. 1.105 billion in the first quarter of 2005 compared to Ps. 1.402 billion in the first quarter of 2004. The 21.2% decline in net income was due to (1) a 29.8% increase in net interest expense, reaching Ps. 911 million, due to debt issued for the repurchase of 30% of FEMSA Cerveza in August 2004, (2) a monetary position gain of Ps. 310 million, which was a reduction from the first quarter of 2004 due to the reduced inflationary impact on the higher net liabilities in the first quarter of 2005, (3) an additional one time charge in the amount of Ps. 85 million in connection with a payment of Ps. 118 million made in the first quarter of 2005 as the result of a review by the Mexican tax authorities of the payments made by Coca-Cola FEMSA in 2004 relating to the change in criteria for Coca-Cola FEMSA’s refrigeration equipment for tax purposes and (4) a foreign exchange gain of Ps. 17 million, which was a reduction from the first quarter of 2004 due to the effect of fluctuations of the Mexican peso against the U.S. dollar on our net liabilities. Partially offsetting the decrease in net income was an 18.1% reduction in taxes recognized in the first quarter of 2005, which amounted to Ps. 874 million, compared to Ps. 1,067 million in the first quarter of 2004.

Net majority income per FEMSA Unit was Ps. 0.6758 in the first quarter of 2005. Net majority income per FEMSA ADS, using an exchange rate of Ps. 11.171 per U.S. dollar, was US$ 0.0605 in the quarter.

FEMSA Consolidated–Liquidity and Capital Resources

Capital Expenditures

Capital expenditures decreased 20.4% to Ps. 1.028 billion in the first quarter of 2005, mainly reflecting decreased investment at Coca-Cola FEMSA as well as at the Oxxo retail chain.

Total Debt

As of March 31, 2005, FEMSA recorded a cash balance of Ps. 5.814 billion, short-term debt of Ps. 3.938 billion, bridge financing of Ps. 5.681 billion and long-term debt of Ps. 36.184 billion. As of March 31, 2005, FEMSA’s total debt balance was Ps. 45.803 billion, 0.8% lower than December 31, 2004.

Ex 1-6

Recent Changes in Mexican GAAP

•	Beginning on January 1, 2005, Bulletin C-10, “Instrumentos financieros derivados y operaciones de cobertura” (Derivative financial instruments and hedging transactions), entered into effect establishing detailed accounting guidelines for the valuation, presentation and disclosure of derivative financial instruments, as well as establishing the necessary conditions to consider financial instruments as hedging, and classifying hedging for purposes of defining whether the gain or loss that results from the valuation of hedging instruments at fair value should be recorded in net income or other comprehensive income. Bulletin C-10 is similar to SFAS 133 “Derivative Instruments.”

Before this change, our financial instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, and their fair values were disclosed in the notes to the financial statements. Additionally, financial instruments entered into for purposes other than hedging our operations were valued and recorded at fair value, and changes in the valuation were recorded in the income statement. In connection with this change we recognized an asset of Ps. 755 million and a liability in the amount of Ps. 203 million, the net effect being a gain of Ps. 552 million, of which Ps. 36 million was recorded as a gain in net income, Ps. 359 million was recognized as other comprehensive income and Ps. 157 million was recorded as a deferred income tax.

•	Beginning on January 1, 2005, a change in Bulletin D-3, “Obligaciones laborales” (Labor obligations), establishes that severance payments resulting from situations other than a restructuring should be charged to income in accordance with actuarial calculations. Before this change, severance indemnities were recorded as expensed. Severance payments resulting from reduction of personnel, as a result of the restructuring of certain areas, will continue to be included in other net expenses. As of March 31, 2005, as a result of this change, we recognized an increase in operating expenses and in labor liabilities of Ps. 5 million.

Ex 1-7